SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549

			       SCHEDULE 13D

		 Under the Securities Exchange Act of 1934

			   Hills Stores Company
			     (Name of Issuer)

	    Series A Convertible Preferred Stock, $.10 par value
		      (Title of Class of Securities)


				431691203
			       (CUSIP Number)


			   David P. Levin, Esq.
	     Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
			     919 Third Avenue
			 New York, New York  10022
			      (212) 715-9100
		  (Name, Address and Telephone Number of
		   Person Authorized to Receive Notices
			    and Communications)


			       July 21, 1994
		   (Date of Event which Requires Filing
			    of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   /x/


			    Page 1 of 20 pages

		     Exhibit Index appears on page 20

			       SCHEDULE 13D
CUSIP No.  431691203
							 Page 2 of 18 Pages
1)       NAME OF REPORTING PERSON
	 S.S. OR I.R.S. IDENTIFICATION NO.
	 OF ABOVE PERSON

		DICKSTEIN & CO., L.P.                            13-3321472

2)       CHECK THE APPROPRIATE BOX IF A
	 MEMBER OF A GROUP                       (a)  /_/

						      (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
		WC,OO

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	 PURSUANT TO ITEMS 2(d) OR 2(e)
							   /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

		DELAWARE

			    7)                   SOLE VOTING POWER
						 Not Applicable
	 NUMBER
	 OF                 8)                   SHARED VOTING POWER
	 SHARES                                  287,066 (See Item 5)
	 BENEFICIALLY
	 OWNED BY           9)                   SOLE DISPOSITIVE POWER
	 EACH                                    Not Applicable
	 REPORTING
	 PERSON             10)                  SHARED DISPOSITIVE POWER
	 WITH                                    287,066 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	 PERSON
	 287,066 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	 CERTAIN SHARES                                    /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 7.7% (See Item 5)

14)      TYPE OF REPORTING PERSON
		PN

			       SCHEDULE 13D
CUSIP No.  431691203                                      Page 3 of 18 Pages
1)       NAME OF REPORTING PERSON
	 S.S. OR I.R.S. IDENTIFICATION NO.
	 OF ABOVE PERSON

		DICKSTEIN FOCUS FUND L.P.        13-3746015

2)       CHECK THE APPROPRIATE BOX IF A
	 MEMBER OF A GROUP                            (a)  /_/

						      (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
		WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
						      /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
	 DELAWARE

		       7)   SOLE VOTING POWER
			    Not Applicable
	 NUMBER
	 OF            8)   SHARED VOTING POWER
	 SHARES             12,800 (See Item 5)
	 BENEFICIALLY
	 OWNED BY      9)   SOLE DISPOSITIVE POWER
	 EACH               Not Applicable
	 REPORTING
	 PERSON        10)  SHARED DISPOSITIVE POWER
	 WITH               12,800 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	 PERSON
	 12,800 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	 CERTAIN SHARES
						      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 .3% (See Item 5)

14)      TYPE OF REPORTING PERSON
		PN

			       SCHEDULE 13D
CUSIP No.  431691203                                     Page 4 of 18 Pages
1)       NAME OF REPORTING PERSON
	 S.S. OR I.R.S. IDENTIFICATION NO. OF
	 ABOVE PERSON

		DICKSTEIN INTERNATIONAL LIMITED

2)       CHECK THE APPROPRIATE BOX IF A MEMBER
	 OF A GROUP                                   (a)  /_/

						      (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
		WC,OO

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
						      /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

		BRITISH VIRGIN ISLANDS

			    7)     SOLE VOTING POWER
				   Not Applicable
	 NUMBER
	 OF                 8)     SHARED VOTING POWER
	 SHARES                    82,531 (See Item 5)
	 BENEFICIALLY
	 OWNED BY           9)     SOLE DISPOSITIVE POWER
	 EACH                      Not Applicable
	 REPORTING
	 PERSON            10)     SHARED DISPOSITIVE POWER
	 WITH                      82,531 (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	 PERSON
	 82,531 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	 CERTAIN SHARES
						      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 2.2% (See Item 5)

14)      TYPE OF REPORTING PERSON
		CO

			       SCHEDULE 13D
CUSIP No.  431691203                                     Page 5 of 18 Pages
1)       NAME OF REPORTING PERSON
	 S.S. OR I.R.S. IDENTIFICATION NO.
	 OF ABOVE PERSON

		DICKSTEIN PARTNERS, L.P.         13-3544838

2)       CHECK THE APPROPRIATE BOX IF A MEMBER
	 OF A GROUP                                   (a)  /_/

						      (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
		AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	 IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
						      /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

		DELAWARE

			    7)     SOLE VOTING POWER
				   Not Applicable
	 NUMBER
	 OF                 8)     SHARED VOTING POWER
	 SHARES                    299,866 (See Item 5)
	 BENEFICIALLY
	 OWNED BY           9)     SOLE DISPOSITIVE POWER
	 EACH                      Not Applicable
	 REPORTING
	 PERSON            10)     SHARED DISPOSITIVE POWER
	 WITH                      299,866 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,866 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	 CERTAIN SHARES
						      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 8.0% (See Item 5)

14)      TYPE OF REPORTING PERSON
		PN

			       SCHEDULE 13D
CUSIP No.  431691203                                     Page 6 of 18 Pages
1)       NAME OF REPORTING PERSON
	 S.S. OR I.R.S. IDENTIFICATION NO. OF
	 ABOVE PERSON

		DICKSTEIN PARTNERS INC.          13-3537972

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF
	 A GROUP                                      (a)  /_/

						      (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
		AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
						      /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

		DELAWARE

			    7)     SOLE VOTING POWER
				   Not Applicable
	 NUMBER
	 OF                 8)     SHARED VOTING POWER
	 SHARES                    382,397 (See Item 5)
	 BENEFICIALLY
	 OWNED BY           9)     SOLE DISPOSITIVE POWER
	 EACH                      Not Applicable
	 REPORTING
	 PERSON            10)     SHARED DISPOSITIVE POWER
	 WITH                      382,397 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,397 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	 CERTAIN SHARES
						      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 10.2% (See Item 5)

14)      TYPE OF REPORTING PERSON
		CO

			       SCHEDULE 13D
CUSIP No.  431691203                                      Page 7 of 18 Pages
1)       NAME OF REPORTING PERSON
	 S.S. OR I.R.S. IDENTIFICATION NO.
	 OF ABOVE PERSON

		MARK DICKSTEIN

2)       CHECK THE APPROPRIATE BOX IF A MEMBER
	 OF A GROUP                                   (a)  /_/

						      (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
		AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
						      /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

		UNITED STATES

			    7)     SOLE VOTING POWER
				   Not Applicable
	 NUMBER
	 OF                 8)     SHARED VOTING POWER
	 SHARES                    382,397 (See Item 5)
	 BENEFICIALLY
	 OWNED BY           9)     SOLE DISPOSITIVE POWER
	 EACH                      Not Applicable
	 REPORTING
	 PERSON            10)     SHARED DISPOSITIVE POWER
	 WITH                      382,397 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,397 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	 CERTAIN SHARES
						      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 10.2% (See Item 5)

14)      TYPE OF REPORTING PERSON
		IN

			       Schedule 13D


Item 1.  Security and Issuer.

		This Statement on Schedule 13D (the "Statement") relates to the Series A Convertible Preferred Stock, $.10 par value (the "Preferred Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15 Dan Road, Canton, Massachusetts 02025.

Item 2.  Identity and Background.

		(a) - (c)   This Statement is being filed by
Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

		Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

		Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

		Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

		Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. and Dickstein
Focus. As such, Dickstein Partners makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

		Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the investment advisor to Dickstein International. In its capacity as investment advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International.

		Mark Dickstein is the president and sole director of Dickstein Inc.

		The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of
Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

		The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

		(d) - (e)   During the last five years, none of the
Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

		(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

		An Amended Consolidated Plan of Reorganization of Hills Stores Company, Interstate Leasing Corporation, Dan
International, Inc., Canton Advertising, Inc., C.R.H.
International, Inc. and Rudnick & Sons, Incorporated, jointly administered as Case No. 91B 10488 (TLB) (the "Plan of
Reorganization") was confirmed by order of the Bankruptcy Court of the Southern District of New York on September 10, 1993, and was consummated on October 4, 1993. In connection with the Plan of Reorganization, Dickstein & Co.
exchanged pre-petition trade payables ("Trade Payables") in the amount of $12,113,961 and has received 153,081 shares of Preferred Stock, as well as other consideration that included cash, the Company's Common Stock, $.01 par value (the "Common Stock"), and the
Company's 10.25% Senior Notes due 2003 (the "Senior Notes").
Each share of Preferred Stock is convertible into one share of Common Stock. 9,200 shares of Preferred Stock received under the Plan of Reorganization by Dickstein & Co. were sold to Dickstein International. The cost of 143,185 shares of Preferred Stock acquired by Dickstein & Co. in the open market was $2,639,640.
Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

		Under the Plan of Reorganization, Dickstein Inter-national exchanged Trade Payables in the amount of $1,511,801 and has received 201,131 shares of Preferred Stock, as well as other consideration that included cash, Common Stock and Senior Notes. The cost of 9,200 shares of Preferred Stock acquired from Dickstein & Co. was
$187,450. The cost of 53,200 shares of Preferred Stock acquired by Dickstein International in the open market was $998,792. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

		All of the shares of Preferred Stock reported to be owned by Dickstein Focus were acquired in the open market at a total cost of $240,518. Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

		The Reporting Persons intend to request meetings with representatives of the Board of Directors of the Company for the purpose of discussing methods to maximize or enhance shareholder value in the short term. The Reporting Persons currently intend to propose that the Company begin an aggressive stock buyback program to take advantage of the existing disparity between the Company's intrinsic value and the current market price of the Preferred Stock.

		In furtherance of the objective of maximizing or enhancing shareholder value in the short term, the Reporting Persons may seek the election of their own nominees to the Board of Directors of the Company through either a proxy or consent solicitation. Additionally, the Reporting Persons may sell any or all of their shares or may purchase additional shares either through open market purchases or a tender offer and may seek to acquire or encourage others to acquire all of the outstanding shares. At this point in time, no course of action has been decided upon.

		The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

		The Reporting Persons beneficially own an aggregate of 836,065 shares of Common Stock, exclusive of the Common Stock issuable upon conversion of the Preferred Stock beneficially owned by the Reporting Persons. Including Common Stock issuable upon conversion of the Preferred Stock, the Reporting Persons may be deemed to own 1,218,462 shares of Common Stock constituting
12.0% of the Common Stock outstanding.1/ Reference is made to the Statement on Schedule 13D, dated May 6, 1994, filed by the Reporting Persons with respect to the Common Stock, as heretofore amended and as it may be from time to time hereafter amended.

1/ Based upon 9,772,095 shares of Common Stock stated to the Reporting Persons by the Company to be outstanding at July 27, 1994.

		Dickstein & Co., on July 29, 1994, will be making the requisite filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the acquisition of in excess of 50% of the voting securities of the Company. Early termination of the applicable waiting period will be requested.

		Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.



Item 5.  Interest in Securities of the Issuer.

		(a) The Reporting Persons beneficially own an aggregate of 382,397 shares of Preferred Stock, representing approximately 10.2% of the shares of Preferred Stock outstanding. Dickstein & Co. beneficially owns 287,066 of such shares of Preferred Stock, representing approximately 7.7% of the shares of Preferred Stock outstanding; Dickstein Focus beneficially owns 12,800 shares of Preferred Stock, representing approximately 0.3% of the shares of Preferred Stock outstanding; and Dickstein International beneficially owns 82,531 of such shares of Preferred Stock, representing approximately 2.2% of the shares of Preferred Stock outstanding.2/ Upon the resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Preferred Stock pursuant to the Plan of Reorganization.

2/     Percentages are based upon 3,748,022 shares of Preferred
       Stock stated to the Reporting Persons by the Company as being outstanding at July 27, 1994.

		(b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Preferred Stock beneficially owned by Dickstein & Co. and
Dickstein Focus. By reason of its position as general partner of Dickstein Partners and investment advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Preferred Stock beneficially owned by Dickstein & Co., Dickstein Focus, and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Preferred Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i)
Dickstein & Co. disclaims beneficial ownership of all shares of Preferred Stock beneficially owned by Dickstein Focus and Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Preferred Stock beneficially owned by Dickstein & Co. and Dickstein Focus, (iii) Dickstein Focus disclaims beneficial ownership of all shares of Preferred Stock beneficially owned by Dickstein & Co. and
Dickstein International and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Preferred Stock beneficially owned by Dickstein
& Co., Dickstein Focus and Dickstein International, other than those shares in which they have a pecuniary interest.

		(c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Preferred Stock during the past 60 days.
Except as indicated, all such purchases and sales were effected in the open market.

		(d)  Not applicable.

		(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
	 Relationships with Respect to Securities of the Issuer.

		Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

				 SIGNATURE


		After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  July 28, 1994


			       DICKSTEIN & CO., L.P.

			       By:  Alan Cooper, as Vice President of
			       Dickstein Partners Inc., the general partner
			       of Dickstein Partners, L.P., the general
			       partner of Dickstein & Co., L.P.
			       /s/ Alan Cooper
			       Name:  Alan Cooper

			       DICKSTEIN INTERNATIONAL LIMITED

			       By:  Alan Cooper, as Vice President of
			       Dickstein Partners Inc., the agent of
			       Dickstein International Limited

			       /s/ Alan Cooper
			       Name:  Alan Cooper

				DICKSTEIN FOCUS FUND L.P.

				By:  Alan Cooper, as Vice President of
				Dickstein Partners Inc., the general partner
				of Dickstein Partners, L.P., the general
				partner of Dickstein Focus Fund L.P.

				/s/ Alan Cooper
				Name:  Alan Cooper


				DICKSTEIN PARTNERS, L.P.

				By:  Alan Cooper, as Vice President of
				Dickstein Partners Inc., the general partner
				of Dickstein Partners, L.P.

				/s/ Alan Cooper
				Name:  Alan Cooper


				DICKSTEIN PARTNERS INC.

				By:  Alan Cooper, as Vice President

				/s/ Alan Cooper
				Name:  Alan Cooper


				/s/ Mark Dickstein
				Name:   Mark Dickstein

			       EXHIBIT INDEX




EXHIBIT       DESCRIPTION                                       PAGE


1             Agreement of joint filing pursuant to             19
	      Rule 13d(1)-f promulgated under the
	      Securities Exchange Act of 1934, as
	      amended

							       SCHEDULE I


		     EXECUTIVE OFFICERS AND DIRECTORS
		DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


		The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc.
is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York
10019.


Name and           Present Principal
Positions Held     Occupation or Employment

Mark Dickstein     President and Sole Director of Dickstein Inc.
President and
Sole Director

David Brail        Vice President of Dickstein Inc.
Vice President

Tod Black          Vice President of Dickstein Inc.
Vice President

Edward Farr        Vice President of Dickstein Inc.
Vice President

Mark Kaufman       Vice President of Dickstein Inc.
Vice President

Arthur Wrubel      Vice President of Dickstein Inc.
Vice President

Samuel Katz        Vice President of Dickstein Inc.
Vice President

Mark Brodsky       Vice President of Dickstein Inc.
Vice President

Alan S. Cooper     Vice President and General Counsel of
Vice President and      Dickstein Inc.
General Counsel

							       SCHEDULE II
			TRANSACTIONS IN PREFERRED
		       STOCK OF HILLS STORE COMPANY
		       DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.

	   Number of
	    Shares      Price per                     Total
Date       Purchased      Share       Commission      Cost

7/21/94     143,185      $18.38         $8,616       $2,639,640

Shares Purchased by Dickstein International Limited

	   Number of
	    Shares      Price per                     Total
Date       Purchased      Share       Commission      Cost

7/21/94     37,200       $18.38         $2,257       $685,807

7/27/94     16,000       $19.50         $  985       $312,985


Shares Purchased by Dickstein Focus Fund, L.P.

	   Number of
	    Shares      Price per                     Total
Date       Purchased      Share       Commission      Cost

7/21/94      8,800       $18.38         $  553       $162,253

7/27/94      4,000       $19.50         $  265       $78,265


On July 25, 1994, the Reporting Persons received notice of the right to receive the following additional shares of Preferred Stock in respect of certain pre-petition trade claims. The shares are issuable as a supplemental distribution pursuant to the terms of the Company's Plan of Reorganization. See Items 3 and 5.

Dickstein & Co., L.P.                 14,530
Dickstein International Limited       1,895